Exhibit 28

                      CWT - Comarco Wireless Technologies



FOR IMMEDIATE RELEASE


Contact:   Tom Franza                       Daniel Lutz
           President and CEO                Vice President and CFO
           COMARCO, Inc.                    COMARCO, Inc.
           (949) 599-7440                   (949) 599-7566
           tfranza@comarco.com              dlutz@comarco.com



                          COMARCO ANNOUNCES STOCK SPLIT


Irvine, Calif., September 14, 2000 - COMARCO, Inc. (NASDAQ: CMRO) today announced that its Board of Directors has approved a 3-for-2 stock split of the Company's common stock. The record date for the stock split is October 6, 2000 and the distribution date is October 27, 2000. Fractional shares will not be issued and cash in lieu thereof will be distributed to the affected shareholders. The purpose of the stock split is to increase the Company's stock float and provide an opportunity to attract broader investor interest.

                                  About COMARCO

Based in Irvine, Calif., COMARCO, Inc. provides test and optimization products and services for wireless telephone carriers, systems for the wireless transmission of voice and data, and advanced technology products for portable wireless appliances such as notebook computers, cellular telephones and personal organizers. The Company's web sites can be found at www.comarco.com and www.chargesource.com.


Certain of the statements contained in this news release are forward-looking statements that involve risks and uncertainties.